Colorado Income Holdings, Inc.
7899 South Lincoln Court, Suite 205
Littleton, CO 80122

October 15, 2013

Via E-mail

Gus Rodriguez
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Colorado Income Holdings, Inc.
Registration Statement on Form S-1/A Filed September 26, 2013
File No. 333-190083

Dear Mr. Rodriguez:

We are in receipt of your letter dated October 7, 2013 and have prepared the following response:

Summary Financial Information, page 8

1.
We have reviewed your response to our prior comment number two and note that no change was made to the disclosure. Please revise the line item titled additional paid-in capital to be $9,000 consistent with the amount appearing on the balance sheet.  Revise the line item titled accumulated deficit to be accumulated deficit during the development stage. In addition, revise the net income (loss) for the period May 23, 2013 (Inception) through June 30, 2013 to be $(293,000).

RESPONSE: We apologize for this oversight. We have made your suggested changes to the table on page 8.

Use of Proceeds, page 17

2.	Please revise the line item titled Net Proceeds to Company under the maximum offering amount of $3,000,000 to be $2,954,590.80.

RESPONSE: We have made your requested change to page 17.

Financial Statements

Notes to the Financial Statements, page 41

3.
We have reviewed your response to  prior comment number eleven and note that you have not disclosed the effect of the error correction on each financial statement line item and per-share amounts affected and that no change was made to the MD&A disclosure. Please state the effect of the correction on each financial statement line item and per share amounts affected and quantify and discuss in your MD&A discussion the nature of the $250,000 increase in expenses and the related amounts that are classified in general and administrative expenses.

RESPONSE: We have made these changes to the Restatement Summary in the Notes to the     Financials on page 42 and in the Management’s Discussion and Analysis section on page 19.

Item 16. Exhibits

Exhibit 23.1 – Consent from Independent Auditor

4.	Please file a currently dated Consent of the Independent Auditor.

RESPONSE: We have included a currently dated Consent of the Independent Auditor.

We appreciate your time and examination of our registration statement. Should the above-included responses and amendments be acceptable to you, pursuant to Rule 460 and 461 of Regulation C, Colorado Income Holdings, Inc. ("Company"), hereby requests,  acceleration of the effective date of the above-referenced registration statement on Form S-1 to Monday, October 21, 2013 at 4:00 PM or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the National Association of Securities Dealers, Inc., for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

Colorado Income Holdings, Inc. acknowledges that:

•           should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Brunson Chandler & Jones, PLLC at (801)303-5730 with any questions or concerns.

              Sincerely,

              Colorado Income Holdings, Inc.

             /s/ Michael Bonn

             Michael Bonn
             President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors